Exhibit 99.1

TRANSCANADA CODE OF BUSINESS ETHICS MAKING THE RIGHT CHOICES – DOING THE RIGHT THING

Message From Russ Girling TransCanada prides itself on being a company that all of our stakeholders (whether they are customers, suppliers, investors, lenders, regulators, neighbors, or employees), can count on to make the right choices and do the right thing. Making the right choices and doing the right thing is a serious matter. Fundamentally, it’s our license to do business. It’s essential that you carefully read and ensure you understand the principles set out in COBE, and that you refer to it regularly. It will help you with guidance on ethical situations you face at work, and it will help you understand the type of behaviour expected of you. You are required to complete your COBE training and certification each year. Remember – all of us benefit by working for a company that makes the right choices and does the right thing. It takes all of us making the right choices and doing the right thing together to ensure TransCanada continues to be a company our stakeholders can count on. While our corporate values, namely Collaboration, Integrity, Responsibility, and Innovation, form the foundation of how we do business, our Code of Business Ethics (COBE) goes one step further. COBE helps us put those values into practice in all of our daily decisions and activities. In this way, COBE helps to clarify what making the right choices and doing the right thing really means.

Table of Contents What Does Making The Right Choices And Doing The Right Thing Mean? ..................... 4 Inter-Affiliate Interactions ........................... .24 Avoiding Conflicts of Interest......................... .25 Dealing Fairly with Customers, Suppliers and other Stakeholders ................................ .28 Making the Right Choices and Doing the Right Thing Requires That we Collaborate ............ 7 Compliance Organization ............................ .8 Reporting Legal and Ethical Violations ................... .9 Ethics Help Line .................................. .10 Making the Right Choices and Doing the Right Thing Requires That we act Responsibly ........ 31 Protecting Confidential Information .................... .32 Protecting and Respecting Intellectual Property Rights ...... .33 Protecting and Using TransCanada’s Assets .............. .35 Managing and Maintaining the Security of Information ..... .36 Protecting Health and Safety, and the Environment ........ .37 Being Fit for Work ................................. .38 Being Socially Responsible........................... .39 Being a Good Ambassador of TransCanada .............. .40 Protecting Individuals’ Privacy ........................ .41 Maintaining a Harassment, Violence and Weapons-Free Workplace ........................... .42 Diversity and Employment Equity/Equal Opportunity ....... .43 Making the Right Choices and Doing the Right Thing Requires That we act With Integrity....... 13 Trading with Integrity .............................. .14 Competing Fairly .................................. .15 Avoiding Bribery and Corruption ...................... .16 Political Contributions and Government Lobbying ......... .17 Accounting, Financial Reporting, and Fraud Prevention ..... .18 Public Disclosure of Information ...................... .19 Preventing Money Laundering and Terrorist Financing ...... .20 Avoiding Insider Trading and Tipping ................... .21 International Trade ................................ .22 Complying with Regulatory Requirements ............... .23 Making the Right Choices and Doing the Right Thing Requires That we be Innovative .............. 44

WHAT DOES MAKING THE RIGHT CHOICES AND DOING THE RIGHT MEAN? THING At TransCanada, making the right choices and doing the right thing isn’t just a catch-phrase – it’s fundamental to how we do business. But what does it really mean to make the right choices and do the right thing? At a minimum, it means: • • • We comply with the applicable legal requirements and corporate policies that impact us in our jobs; We follow the principles set out in COBE; We report, through appropriate internal channels, any instances of actual or suspected non-compliance with legal requirements or with COBE that we become aware of; We do not retaliate against anyone for the good-faith reporting of an incident or issue; and We support others in making the right choices and doing the right thing. • •

our values? YES NO / NOT SURE NOT SURE YES YES NOT SURE Even if we try our best to make the right choices and do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some fundamental questions. The above guide to making the right choices and doing the right thing is intended to help you to identify the right path in those situations. 5 TransCanada Code of Business Ethics Contact any of the various safe and confidential resources available to steer you in the right direction. You are on the right track! YES Does it support Does it feel right, fair and honest? NO / NOT SURE Is it legal? YES NO / Does it follow COBE and our other policies? Would I want everyone to know? NO / NOT SURE NO / Making the Right Choices – Doing the Right Thing

If in doubt, ask – consequences of violations can be serious consultant and are unsure of what standard you need to comply with, you should contact your employer or one of TransCanada’s resources. If you are ever unsure of how to make the right choices and do the right thing, it is always better to ask. The consequences of violating the law, COBE or any other corporate policy are very serious and can include discipline up to and including termination. In addition, in some circumstances, inappropriate conduct may need to be reported to the authorities, and TransCanada could bring legal action against those involved. By asking before you act, you protect both yourself and the Company. Are there situations where I don’t have to comply with COBE? Only the Chief Compliance Officer has the authority to waive any individual’s compliance with COBE. Waivers for executive officers and Board members must be approved by the Board of Directors (or a committee of the Board) and disclosed if required. TransCanada employees and officers are required to complete annual COBE training; you will be required, in conjunction with that training, to certify that you understand and are in compliance with all legal requirements, corporate policies and COBE. Does COBE apply to everyone? COBE applies to all employees, directors and officers of TransCanada Corporation and its wholly-owned subsidiaries and operated entities in all countries in which TransCanada conducts business. Contract workers and independent consultants must also comply with TransCanada’s COBE or their own companies’ equivalents to the extent such equivalents meet or exceed the standards set out in COBE. What does Making the Right Choices and Doing the Right Thing require? Making the Right Choices and Doing the Right Thing requires that we: • • • • Collaborate; Act with Integrity; Act Responsibly; and Innovate. We expect our vendors and suppliers to comply with equally high standards. If you are a contract worker or independent 6 TransCanada Code of Business Ethics Kristine Delkus Executive Vice President, General Counsel and Stakeholder Relations Chief Compliance Officer TransCanada is committed to ethical and lawful business conduct – making the right choices and doing the right thing every time.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE COLLABORATE We work together as one Company to make the right choices and do the right thing. TransCanada has set up an ethics and compliance organization that works across TransCanada’s various departments, business lines, functions and regions to help ensure we make the right choices and do the right thing together. Collaboration means:

Compliance Organization We look to the ethics and compliance organization and the resources that have been put in place to help us to make the right choices and do the right thing. The various members of the ethics and compliance organization are available to work with you and support you in making the right choices and doing the right thing in your day to day work. Click on the following for short descriptions of how the different members of TransCanada’s Compliance Organization fit into the bigger picture. Compliance Coordinators Corporate Compliance Department Internal Audit Human Resources and Harassment Investigation Coordinator Compliance Committee Chief Compliance Officer Audit Committee of Board of Directors • both through your words and your actions, creating a safe environment in which individuals are encouraged to speak up if they are aware of or suspect a legal or ethical violation; accepting reports of violations that individuals may bring to you, and understanding your obligation to report these issues as appropriate to your Compliance Coordinator, the Corporate Compliance Department, Internal Audit, the Harassment Investigation Coordinator or Privacy Officer, or the Ethics Help Line; ensuring that your direct reports understand and act in accordance with all legal and ethical requirements that impact them in their jobs, that they know how to report actual or suspected non-compliance with the law or COBE or to ask questions regarding ethical or legal matters, and that they complete all required ethics and compliance-related training; assisting and supporting individuals who are unsure how to make the right choices and do the right thing; working with Human Resources, your Compliance Coordinator, the Corporate Compliance Department and Internal Audit to ensure that violations of legal requirements or COBE by your direct reports are addressed appropriately (including discipline as appropriate); and working with your Compliance Coordinator and the Corporate Compliance Department to reward individuals who have demonstrated exceptional positive ethical behaviour or actions that reduce the risk of legal violations. • Leaders • TransCanada’s leaders play a special role in ensuring we all make the right choices and do the right thing together. If you are a leader, you have the following responsibilities in addition to complying with the principles set out in COBE: • • inspiring your direct reports and any contract workers or independent consultants reporting to you to act ethically by setting an ethical tone within your team; reinforcing the importance of making the right choices and doing the right thing relative to other corporate objectives (for example, profits and cost management); setting an example by modeling exemplary ethical business conduct; • • • • 8 TransCanada Code of Business Ethics

Reporting Legal and Ethical Violations We report any non-compliance with TransCanada’s COBE or any legal obligation, so that it can be addressed as appropriate. We do so with confidence that our confidentiality and identity will be protected to the greatest extent possible, and that retaliation for good faith reporting is prohibited. How do I report an issue or seek guidance? In addition, you should report harassment issues to the Harassment Investigation Coordinator, and privacy issues to the Privacy Officer. Fraud, accounting, or financial reporting issues should be reported to Internal Audit. You are required to report any actual or suspected violation of the law or of COBE of which you may become aware. We take every report seriously and provide immunity from disciplinary action for good faith reporting of incidents and issues. For contact information – click here. If you don’t feel comfortable speaking to any of the above people or if you would like to remain anonymous, you can contact the Ethics Help Line. Resources To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you: Questions or concerns regarding corporate policies other than COBE that are not otherwise mentioned above should be brought to the attention of policy_services@transcanada.com. • • • • Your leader; Your Human Resources Consultant; Your Compliance Coordinator; The Corporate Compliance Department; Internal Audit; and The Law Department. • • 9 TransCanada Code of Business Ethics

Ethics Help Line • Canada / U.S. Mexico 1.888.920.2042 001.800.840.7907 All reports are taken seriously Regardless of the means used to report, you can feel confident that the report will be taken seriously and that it will be investigated and addressed as appropriate, in accordance with TransCanada’s Procedure for the Investigation, Management and Reporting of Instances of Non-Compliance. Harassment issues are investigated by the Harassment Investigation Coordinator in accordance with the Harassment Free Workplace Policy. www.transcanada.com/ethics The Ethics Help Line is operated by an independent third party service provider. The service provider does not have caller ID and does not provide TransCanada with information on your identity unless you expressly give the service provider your name. No attempt will be made to determine your identity if you choose not to provide it. All calls to the Ethics Help Line are free of charge, and can be made in English, French or Spanish 24 hours a day, 7 days a week, 365 days a year. You may use the Ethics Help Line either to report any actual or suspected issues or to ask questions. When you make a report through the Ethics Help Line, you can choose whether or not you want to remain anonymous. If you choose to remain anonymous you will be given a code known as a “report key” which you can use to call back for updates or to provide additional details. In this way the Company can provide you with information on how your report is being managed, or get more information from you without discovering your identity. Reports made to the Ethics Help Line are forwarded to a limited number of individuals within TransCanada. Internal Audit is responsible for investigating issues raised and ensuring all calls are addressed appropriately. Particularly serious issues are reported to the Audit Committee of the Board of Directors. If the issue raises an immediate threat to safety or security, you should contact Corporate Security, local police or other emergency services as appropriate. 10 TransCanada Code of Business Ethics

Confidentiality/anonymity Your confidentiality and your identity (if known) will also be protected to the greatest extent possible. The information you provide will be shared only with those who need to know in order to ensure the issue is properly investigated and addressed. Non-Retaliation We support and encourage you to report suspected incidents of non-compliance with applicable laws, regulations, and authorizations, as well as hazards, potential hazards, incidents involving health and safety or the environment, and near hits. We take every report seriously, investigate each report to identify facts, and effect improvements to our practices and procedures when warranted. All Personnel making reports in good faith will be protected. Good faith reporting is intended to remove protection for Personnel making intentionally false or malicious reports, or who seek to exempt their own negligence or willful misconduct by the act of making a report. We ensure immunity from disciplinary action or retaliation for Personnel for the Good faith reporting of such concerns. Reports can be made to management, a compliance coordinator, or anonymously to the ethics helpline. 11 TransCanada Code of Business Ethics Paul Miller Executive Vice-President and President, Liquids Pipelines We count on everyone to report issues. Retaliation for good-faith reporting is not tolerated.

Participation in investigations and audits Employees, contract workers, independent consultants, directors and officers are required to participate in investigations and audits if, and as, requested. QUESTION: I suspect one of my colleagues has violated a COBE provision, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do? If you suspect misconduct, you should report it so that it can be investigated. If it turns out not to be an issue, there will be no harm done. Violations of the law or COBE that are not reported, however, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will also be protected and if any retaliation is found to occur, it will be taken very seriously. ANSWER: 12 TransCanada Code of Business Ethics Karl Johannson Executive Vice-President and President, Natural Gas Pipelines Reporting of incidents of non-compliance is so important since it’s really the only way we can find out about underlying problems and fix them. It allows us to learn from our mistakes and continually get better at making the right choices and doing the right thing.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE ACT WITH INTEGRITY We act ethically and with integrity and we comply with the legal requirements and corporate policies applicable to us in our jobs. We make the right choices and do the right thing, even when others don’t and even when making the wrong choices and doing the wrong thing seems easier or better for the bottom line. Acting with Integrity means:

Trading with Integrity We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the markets in which we operate and transact. We also report transactions in accordance with all legal requirements. We conduct business in a way that promotes a fair, efficient, and openly competitive operation of the market and complies with market manipulation laws. Market manipulation laws prohibit any actions intended to interfere with the normal functioning of markets through fraud or deception of others, or increases or decreases in capacity or prices in contravention of market manipulation laws or other local market rules. prices in other transactions. While the previous examples are intended as a general discussion, market rules and obligations vary by jurisdiction. You must be knowledgeable about the particular rules applicable to the market(s) in which you trade and be careful never to enter transactions that are illegal under local laws or other local market rules, or to otherwise interfere in the normal functioning of the markets. Some examples of illegal market manipulation include artificially increasing or decreasing generation or transmission capacity, making especially high or low bids that may be prohibited by market rules, and entering into both purchase and sale transactions at the same time (so that there is no net change in beneficial ownership), in order to falsely increase the perception of trading volumes (known as “wash trading”). It may also include intentionally losing money on transactions that impact prices in order to obtain the benefit of those You should also always ensure that you accurately report transactions so that TransCanada can meet its legal reporting obligations. 14 TransCanada Code of Business Ethics Alex Pourbaix Chief Operating Officer The choices we make and the things we do, whether on the trading floor, in the field, or in the boardroom, have real consequences. So making the right choices and doing the right thing matters.

Competing Fairly We compete vigorously and fairly, based on price, quality and service and do not interfere with our customers’ or other market participants’ ability to do the same. A competitive marketplace in the energy and transmission services that TransCanada provides helps to ensure fair prices and customer choice and in turn, results in the industry as a whole providing more effective, better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely. Competition/antitrust laws must also be kept in mind when you are involved in joint purchasing arrangements, negotiating acquisitions or divestitures, joint venture arrangements and the like, particularly when the parties are TransCanada competitors. QUESTION: While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn’t appropriate, so I didn’t say anything. Did I do the right thing? While you were right not to participate in the discussion, when in such a situation, it’s a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should physically remove yourself from the situation. You should also document what happened and report the matter. This will help to protect you and TransCanada in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place. In particular, you should never engage in any illegal acts that are intended to, or that are likely to have the effect of, reducing competition. The most serious and most common of such acts is collusion, which is entering into an agreement (usually with one or more competitors) to reduce competition. Examples of such agreements include agreements to: ANSWER: • • • • fix prices; decrease capacity or volume available to customers; allocate customers or markets among competitors; or boycott certain customers or suppliers. Even sharing competitively sensitive information (such as information regarding prices, capacity, volume, customers or markets) with competitors can be seen as evidence of collusion. As such, you need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also TransCanada competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect. 15 TransCanada Code of Business Ethics

Avoiding Bribery and Corruption We always conduct our business in a legal and ethical manner. Part of behaving ethically means that we do not participate in any corrupt activities and maintain compliance with all applicable Anti-Bribery and Anti-Corruption laws and regulations of each jurisdiction in which we conduct business. We always conduct our business in a legal and ethical manner. Part of behaving ethically means that we do not participate in any corrupt activities and maintain compliance with all applicable Anti-Bribery and Anti-Corruption laws and regulations of each jurisdiction in which we conduct business. Corruption in both business and government is a problem since it prevents fair and open competition based on merit. Since TransCanada can be held responsible for improper payments and benefits provided by agents, contractors, suppliers and other third parties acting on TransCanada’s behalf, we must also do our best to ensure that we only deal with legitimate, reputable parties, and that they understand their obligation not to provide such improper payments or benefits in connection with the business they do for TransCanada. We do not provide either private parties or government officials (including employees of state-owned companies, members of international organizations, political parties and candidates for office) with payments, kickbacks, gifts, or anything else of value (including benefits such as entertainment, charitable contributions or employment opportunities) for the purpose of improperly influencing such parties’ actions or decisions in favour of TransCanada. Even if the intent is not to influence, you should not provide a payment or benefit to any third party if it could appear to be improper. In addition, you must ensure that any legitimate expenditures, including their nature and purpose, are accurately reported, so that there is no question of whether they were made for an improper purpose. For more information, please refer to the Avoiding Bribery and Corruption Policy. 16 TransCanada Code of Business Ethics

Political Contributions and Government Lobbying We respect the political process, and only make political contributions and engage in lobbying activities that are legal and transparent. Laws concerning political contributions and government lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political process. The rules can be complex and vary greatly from jurisdiction to jurisdiction. In some jurisdictions we are not allowed to make political donations at all. In other jurisdictions, the amount of political donations and the ways in which they may be made are restricted, and they often require registration of lobbyists and reporting of certain contacts with government officials. TransCanada’s Government Relations group manages all of TransCanada’s political donations. Lobbying-related activities are managed by the Stakeholders Relations Department for federal, state, or provincial governments. To ensure that we comply with all legal requirements, you must seek approval from the appropriate department before engaging in these activities on behalf of TransCanada. Refer to the Avoiding Bribery and Corruption Policy for more information on payments to government officials. QUESTION: ANSWER: I am very politically active. Is that allowed? TransCanada absolutely allows you to participate in the political process as an individual, in accordance with your own political views and the laws and regulations governing this activity. In doing so, however, you may not use TransCanada’s name, nor indicate that you represent TransCanada, unless you have been authorized to do so. 17 TransCanada Code of Business Ethics

Accounting, Financial Reporting, and Fraud Prevention We are open and forthright in reporting our financial condition to investors and lenders, as well as in reporting our costs to customers and regulators. We ensure that our accounting and financial records and reporting are fair, accurate, understandable and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures. In order to make informed investment decisions, our investors need to know that our accounting records and financial reporting are accurate and complete. Our lenders similarly require that we disclose certain information to them regarding the Company’s financial condition. In addition, TransCanada’s customers and regulators rely on the accuracy of our accounting records to ensure that pipeline tolls are calculated in a fair and transparent manner. You must ensure that all transactions that you engage in, or that you approve, whether under a TransCanada contract or as an individual business expense, are reported and that the reporting is accurate, complete and complies with all applicable accounting and legal requirements. You must also follow all relevant corporate policies and other requirements respecting the transaction (for example, spending limits and obtaining of approvals). You should never engage in “off the record” or other transactions or accounts that do not fully and accurately state the nature and amount of specific transactions. You must also never falsify any invoice, expenditure, time sheet or other document related to a Company cost or revenue. Doing so constitutes fraud and is prohibited. For more information, please see the Avoiding Bribery and Corruption Policy and TransCanada’s Policies on Risk Management and Financial Reporting which can be found on the Corporate Policies website here. 18 TransCanada Code of Business Ethics

Public Disclosure of Information

We ensure that public statements regarding the Company are provided in a timely manner, are fair, accurate and complete, comply with legal requirements and corporate policies, and preserve and protect TransCanada's reputation and brand.

In order to ensure that all potential investors receive information that could be material to a decision to buy or sell TransCanada shares or other securities, TransCanada must disclose material information regarding the Company publicly and in a timely manner.

In addition, we need to ensure that information released to the media or the public regarding the Company is accurate and fairly stated and that a clear and consistent message is provided to our various stakeholders.

TransCanada has policies and procedures regarding proper public disclosure of information, and you should always use those prescribed channels. If you receive an inquiry from an external source you should direct it to the appropriate Company representative for response.

The groups managing these inquiries include:

Media/Charitable Organizations /Elected Officials	Stakeholder Relations
Investors/ Lenders/ Analysts	Investor Relations and Corporate Communications
Regulatory Agencies	Law Department
Employment Related	Human Resources

In the age of social media, it is easy to broadly and publicly communicate information. We need to be particularly aware of our obligations to disclose Company information only in accordance with legal and internal requirements. For more information, please see TransCanada's Public Disclosure Policy. Also see the Corporate Communication Policy.



Don Marchand
Executive Vice-President, Corporate Development and Chief Financial Officer

I can't stress enough how important accurate, timely and complete financial reporting and public disclosure is – it's what gives us access to the financial markets and builds with investors and lenders confidence and trust in our Company.

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TransCanada Code of Business Ethics

Preventing Money Laundering and Terrorist Financing We expect our customers and suppliers to be vigilant in ensuring that the payments we make and the methods of payment we use are legitimate and legal. 20 TransCanada Code of Business Ethics Even if we make the right choices and do the right thing, there could be instances in which our customers and suppliers do not. Laws concerning money laundering and terrorist financing are in place to deter criminal and terrorist activities of those with whom we might do business. In order to ensure compliance with these laws, you, when acting on behalf of TransCanada, must exercise care before agreeing to do business with a third party. You should ensure that it is a legitimate, reputable business and you must recognize and report any suspicious payments or transactions. Examples of such suspicious payments or transactions include any request by a third party to have a payment deposited into a personal rather than a business account; transactions with entities other than those involved in the underlying contract or business deal; or payments or other transactions involving a country other than that in which the parties to the contract or business deal are located. Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also raise concerns. DID YOU KNOW… Ignoring the signs that a transaction or payment initiated by a third party is not legitimate can result in TransCanada being found complicit in any illegal activity that may be associated with the transaction, even if the Company did not expressly authorize it.

Avoiding Insider Trading and Tipping We do not use material non-public information to trade in shares or other securities, or provide such information to others for that purpose. We all have access to non-public information regarding TransCanada, and sometimes we also have access to non-public information regarding customers, suppliers and other business partners. You must also be careful not to provide that information to anyone else who might use it for that purpose. To the extent that you are a Company insider, you have the additional obligation not to trade in TransCanada shares and other securities during black-out periods. For more information, please see the Trading Policy for Employees and Insiders. To the extent non-public information that you are aware of could be material to a decision to buy or sell shares in TransCanada or another company (for example, if the information relates to a pending merger or acquisition, a new project or project approval or financial results that have not yet been made public), you and your immediate family members are not permitted to use that information to trade in the relevant company’s shares or other securities. 21 TransCanada Code of Business Ethics

International Trade When engaging in international business, we comply with all international trade legislative requirements, as well as all customs and taxation requirements. International trade laws prohibit or restrict trade with certain countries that are subject to embargoes or sanctions, as well as with certain individuals and organizations (e.g. entities that have ties to actual or suspected terrorists or drug traffickers). These laws also prohibit or restrict imports and exports of certain types of goods, information and technologies – particularly those that could be used in weapons applications, but also including certain chemicals and commodities, such as oil and gas liquids. They also prohibit or restrict certain exports where the product will ultimately be put to military or weapons-related uses. information or technology, the counterparty with which you are dealing, the country in which the counterparty is located and the use of the goods, information or technology. TransCanada must also ensure that all applicable licensing requirements are met, and that it complies with all reporting and customs obligations. This includes ensuring the goods shipped are valued correctly for customs purposes. These laws also often impose stringent reporting obligations. As a transmission provider, TransCanada is even responsible for certain import/ export-related reporting in respect of commodities that it transports across an international border through its pipeline, even though it does not own or control the transported commodities. In addition, TransCanada has customs compliance obligations in connection with all cross-border transactions. Some examples of these transactions include inter-office packages, inter-company inventory transfers and sales, gifts from vendors and all cross border movements of material, information or technology. Before engaging in any international transaction or sending electronic or other information or technology to another country (even to others within TransCanada who are located in a different country than you), TransCanada must ensure that it is legally permitted, considering the nature of the goods, 22 TransCanada Code of Business Ethics DID YOU KNOW… Even if TransCanada does not have title to a product it has purchased when it crosses a border (e.g. because it takes title on delivery), it may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. It is important to ensure the contract does not contain terms that result in TransCanada inadvertently taking on these obligations.

Complying with Regulatory Requirements We are committed to meeting our obligations under all regulations and tariffs. As a regulated Company, TransCanada is subject to many regulatory requirements, including those of the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC) and the North American Energy Reliability Corporation (NERC), among others. In addition, TransCanada’s transmission providers are subject to tariffs that we must comply with. QUESTION: I’m not a lawyer. How can I be expected to know all of the laws that might apply to my job or even be able to understand them? While you are not expected to know all of the ins and outs of every law, you do need to have a basic understanding of the different areas of law that impact you in your job, so that you can spot potential issues and seek help from an expert. Your leaders and the ethics and compliance organization (particularly your Compliance Coordinator, the Corporate Compliance Department, and the Law Department) are also available to help you if you have questions about your legal obligations and are available to provide training on legal requirements that may be applicable to your team. ANSWER: Although it is impossible to list all of these requirements in COBE, you must ensure that you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards. To the extent that the requirements of more than one jurisdiction apply, you must use the highest of the various standards. 23 TransCanada Code of Business Ethics

Inter-Affiliate Interactions We ensure that the non-regulated affiliates of our transmission businesses do not receive an unfair advantage over other customers, and that they are not cross-subsidized at the expense of our transmission customers. As a transmission provider, TransCanada is subject to Canadian Codes of Conduct in Canada and the Standards of Conduct in the U.S (Inter-affiliate Codes/Standards of Conduct). These Codes/Standards of Conduct are intended to ensure that our non-regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the sharing of information, personnel or resources. The Canadian Codes also prohibit the cross-subsidization of our non-regulated affiliates at the expense of our transmission customers. In order to ensure compliance with the Inter-Affiliate Codes/Standards of Conduct, you must observe the following rules in your day to day activities: • Regulated transmission providers may not give undue preference to any customer, whether it is an affiliated TransCanada entity or not – all customers must be treated equally; Regulated personnel must function independently of non-regulated personnel (e.g. they cannot perform the same jobs or report to the same leaders); Regulated and shared personnel must not share, or act as a conduit for the sharing of regulated information* with non-regulated personnel; Any violations of the Inter-Affiliate Codes/Standards of Conduct must be reported to the Corporate Compliance Department, since TransCanada is legally required to either publicly post such information on its web site or report it to our regulators; and Non-regulated entities must pay their fair share of any costs incurred by our regulated transmission providers, so as not to burden our transmission customers with costs our non-regulated entities benefit from. • • • • *Regulated information (which may not be shared with non-regulated personnel) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers. For more information, please see TransCanada’s Inter-Affiliate Codes/Standards of Conduct. 24 TransCanada Code of Business Ethics

Avoiding Conflicts of Interest We act in TransCanada’s best interests, avoiding situations that could place us in a conflict, or even create a perception of conflict and we report such situations if and when they arise. We all have an obligation to act in the best interests of TransCanada. To the extent our personal interests conflict or have the potential to conflict with TransCanada’s, our ability to honour this obligation and to make objective decisions on behalf of the Company are compromised. Types of prohibited business activities may include: • owning, controlling or directing a material financial interest (greater than 1%) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with TransCanada; being involved in a business that competes with TransCanada or that does or seeks to do business with TransCanada; outside business activities that interfere with your day to day responsibilities at TransCanada. Unless specifically approved by your leader, you are expected to spend your full time and attention performing your job during your hours of work; an outside business activity that requires you to violate your confidentiality or other obligations to TransCanada; an outside business activity that would be detrimental to TransCanada’s reputation; and/or serving in any capacity in an unaffiliated organization, including a charitable or non-profit organization, sporting organization, or school board, if that activity is detrimental to TransCanada. • It is for this reason that you must avoid situations that can result in potential conflicts. If you ever find yourself in a situation that creates a potential conflict, you should report it. If you are a director, you should not participate in any decision or action in which there is a real or apparent conflict. You should always avoid any situation where you would improperly benefit, or appear to improperly benefit, from knowledge acquired while working at TransCanada. • • The following are some examples of situations that create potential conflicts of interest. • Outside employment and other business activities • TransCanada employees and officers may not engage in outside business activities, (e.g. as a consultant, employee, or director), that are in conflict with or detrimental to the interests of TransCanada. Where you may be involved in these activities, consider whether the activity creates, or could be perceived to create, a conflict of interest. If you are uncertain whether an activity may create a conflict of interest, please contact the Corporate Compliance Department for guidance. All requests to engage as a director in an unaffiliated entity must be submitted to the Corporate Secretarial group for approval. Contact the Corporate Secretarial group for more information. 25 TransCanada Code of Business Ethics

Executive leadership team – Other Business Activities Political office, appointments to boards or tribunals In addition to the conditions set out in the above section, prior to serving in any capacity in an unaffiliated organization, the Chief Executive Officer and any member of the Executive Leadership Team must obtain the consent of the Governance Committee of the Board of Directors. TransCanada employees and officers may not serve in a political office or on an administrative board or tribunal, if that office, board or tribunal has or may have decision-making authority in respect of any aspect of TransCanada’s business (such as the approval or projects or the issuing of permits). Directors’ Independence Personal relationships In order to maintain their independence and to ensure that no relationships exist that may violate applicable corporate, securities and competition laws, all directors of TransCanada are required to have their independence assessed annually and also periodically in the event of a material change in their respective primary employment status or in the event they wish to join another board of directors, whether private or public. All candidates to TransCanada’s board of directors are required to meet these independence standards, legal requirements and other standards before they can be formally considered for appointment. A director is required to declare any material interest that he or she may have in a material contract or transaction and recuse himself or herself from related deliberations and approval. TransCanada employees, officers, contract workers and independent consultants may not be in a reporting relationship with or otherwise involved in hiring, delegating work or making compensation decisions with respect to someone with whom you have a family or other significant personal relationship. Some examples of such relationships include, but are not limited to, a spouse, sibling, child, parent, cousin, and any “step”, “common-law” or “in-law” variations of these relationships. The onus is on the hiring employee to notify Corporate Compliance if they become aware of a potential family conflict within TransCanada. Corporate Compliance must review the hiring of any new employee, contract worker, or independent consultant where there is a family or other significant personal relationship (as described in the paragraph above) with an existing TransCanada employee, officer, contract worker, or independent consultant. Corporate opportunities You may not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information or your position with TransCanada, or use Company assets, property, information or your position with TransCanada for personal gain or to compete with TransCanada. Contract workers and independent consultants Contract workers and independent consultants must not directly or indirectly offer employment to TransCanada employees during the currency of their contract and for a reasonable time after their contract ends. Further, contract workers and independent consultants must not offer preferential pricing or benefits to individual TransCanada employees. 26 TransCanada Code of Business Ethics

QUESTION: QUESTION: I want to hire a new employee who I know has a family member already working for TransCanada. Is that allowed? Yes, employees, officers, contract workers, and consultants may be hired if they already have a family member working for TransCanada provided that person is not in a reporting relationship with their family member or otherwise involved in hiring, delegating work, or making compensation decisions. The hiring employee must notify Corporate Compliance when they become aware of a family member relationship within the Company. I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem? If your investment in the supplier is through a mutual fund, it is unlikely that you would own more than 1% of the stock of the supplier. Because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Your ownership of mutual fund units is not a problem. ANSWER: ANSWER: 27 TransCanada Code of Business Ethics

Dealing Fairly with Customers, Suppliers and other Stakeholders We are fair and honest in our dealings with customers, suppliers and other stakeholders and we honour our obligations and commitments to them. Treating customers, suppliers and other stakeholders fairly requires that you enter into business relationships based on merit and objective criteria, such as price, quality and service. It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or TransCanada), and that you honour TransCanada’s contractual, regulatory and other commitments. • You should never give, offer, promise or approve a gift/entertainment/ benefit that could violate applicable anti-bribery/anti-corruption legislation. Gifts/entertainment/benefits given to government officials and employees of government or government-owned entities are particularly sensitive (see the section on Avoiding Bribery and Corruption for more information on anti-bribery/anti-corruption legislation); You should never solicit or request a gift/entertainment/benefit; You should never give or accept a gift/entertainment/benefit in exchange for a business advantage (including entering into a contract or other business relationship, obtaining or giving more favourable business terms, obtaining a consent or approval), or where giving or accepting the gift/entertainment/benefit could even create the appearance that it might be for such purpose. Accepting and giving gifts/entertainment/benefits are particularly sensitive when TransCanada is seeking supplier bids for goods or services or when TransCanada is seeking to provide energy or transmission services to a prospective customer, including where a contract is being renewed; You should never give or accept cash, cash equivalents (other than gift cards and gift certificates), shares, or other securities; and You should never give or accept a gift/entertainment/benefit that could be considered offensive or in poor taste, or that could damage TransCanada’s reputation. • • You should never make business decisions on behalf of TransCanada based on personal relationships, unfair bias or the potential for personal gain. Giving and accepting gifts/entertainment/benefits In order to ensure that your integrity and objectivity are not compromised, you should also be prudent in offering or accepting gifts, entertainment or anything else of value (including golf games, meals, or tickets to sporting or other similar events) to or from anyone or any organization that is a competitor or that TransCanada does or seeks to do business with, or that TransCanada requires a consent or approval from. While giving and accepting gifts can help to build and maintain strong business relationships, depending on the nature of and the context in which such gifts/ entertainment/benefits are given, they can also cloud one’s judgement or be seen to improperly influence business decisions. • • The following considerations should be taken into account whenever you are faced with the prospect of giving or accepting a gift/entertainment/benefit: 28 TransCanada Code of Business Ethics

• Occasional gifts/entertainment/benefits may be given or accepted as standard, customary business courtesies, provided the following criteria are taken into account: You should also always ensure that the costs of gifts/entertainment/benefits that you give are reported accurately and fully. For more information, please refer to the Business Expense Policy. – whether the value of the gift/entertainment/benefit is lavish or extravagant in the context of the relationship, including the relative value of the gift/entertainment/benefit in the country involved; whether the gift/entertainment/benefit is a customary business courtesy; whether there is a business reason for the gift/entertainment/benefit; the frequency of gifts/entertainment/benefits; in the case of entertainment or similar benefits, whether a representative of both TransCanada and the organization giving or accepting the entertainment/benefit is present; whether the person receiving the gift/entertainment/benefit could easily reciprocate; whether the gift/entertainment/benefit appears to be fair and impartial; whether the gift/entertainment/benefit creates or appears to create an obligation; whether the gift/entertainment/benefit improperly influences or appears to improperly influence a business decision; whether the gift/entertainment/benefit could result in compromised objectivity; whether the gift/entertainment/benefit is intended to be shared or whether it is given to an individual; and whether the gift/entertainment/benefit is legal and complies with the policies of TransCanada and the employer of the giver or recipient. Dealing fairly with competitors You must also ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error (for example, e-mails, faxes or documents someone sent you in error, or documents left in a meeting room or in a public place). – – – – – – – – – – 29 TransCanada Code of Business Ethics

Use of company name for personal gain Finally, you must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from vendors, unless those discounts or rebates are available to all employees. QUESTION: One of TransCanada’s existing auto leasing suppliers has invited me to attend their annual product roll-out, which will be held in Las Vegas. It is a big event that all customers are invited to. The supplier has offered to pay for all flights and accommodation, in addition to the meals that will be provided as part of the event. The supplier’s contract is not currently up for renewal, and I am not the person responsible for making the decision whether to renew. Can I attend? Since TransCanada has an existing business relationship with the supplier and is not currently involved in any renewal or other negotiations and since the event is an annual (i.e. infrequent) business-related event, attended by many customers as well as supplier representatives, it is all right for you to attend, with your leader’s approval. However, since the value of the event is significant, the supplier’s payment for flights and accommodation could create a perception of conflict and/or an obligation on the part of TransCanada. Furthermore, TransCanada would not be in a position to reciprocate. So, the flights and accommodation should be paid for by TransCanada. You may accept the meals provided by the supplier as part of the event. ANSWER: 30 TransCanada Code of Business Ethics Bill Taylor Executive Vice-President and President, Energy If in doubt whether it is appropriate to give or accept a gift, ask for guidance from one of TransCanada’s compliance resources or contact the Ethics Help-Line.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE ACT RESPONSIBLY In doing business, we consider the impact of our actions on TransCanada, on all of our stakeholders, on the environment and on the communities in which we operate. Acting responsibly includes protecting TransCanada’s assets and those of third parties, protecting the health and safety of our workers, our neighbours and the public, protecting the environment, being a good ambassador of TransCanada, respecting human rights, being a good neighbour and member of the communities in which we live and work, and maintaining a respectful and productive workplace. Acting responsibly means:

Protecting Confidential Information We protect TransCanada’s confidential information, and that of our customers, suppliers and other stakeholders, from improper disclosure and use. We all routinely have access to confidential information. TransCanada confidential information includes all TransCanada non-public information that may be of use to competitors or harmful to TransCanada or its customers, suppliers, or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TransCanada’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS, and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TransCanada. other access-restricted folder if the information is electronic. When disposing of confidential information, you should do so in a secure manner, which may include shredding of hard copies. TransCanada’s stakeholders also often provide TransCanada with their own confidential information and require, through Confidentiality or Non-Disclosure Agreements, that this information be protected from inappropriate disclosure or use. You must honour the terms of any such Confidentiality or Non-Disclosure Agreements and safeguard the information in the same way you would TransCanada’s confidential information. Even if there is no Confidentiality or Non-Disclosure Agreement in place, you should always protect customer-specific information. You must also continue to maintain the confidentiality of all confidential information obtained while at TransCanada after you leave the Company, as your obligations of confidentiality are on-going. This means that you may not disclose any confidential information to anyone after you leave TransCanada, including your new employer. See additional information in the Protecting and Using TransCanada’s Assets and the Managing and Maintaining the Security of Information sections. Because such information is sensitive and can be used by competitors or others to TransCanada’s detriment, it must be protected. You should not disclose such information to anyone who does not need to know the information (including within TransCanada). Any disclosures to external parties that are required to be made for legitimate business reasons should only be made if the recipient has signed a Confidentiality or Non-Disclosure Agreement. You should also be careful not to talk about (even with family members or friends), view or leave confidential information in a location where it could be overheard or seen by an unauthorized person (e.g. on an airplane or other public place), and you should store confidential information in a secure location, such as a locked cabinet or a password-protected or For more information see the Information Management Policy and Information Security Policy. 32 TransCanada Code of Business Ethics

Protecting and Respecting Intellectual Property Rights We preserve TransCanada’s intellectual property rights and respect and honour those of third parties. Intellectual property can include trade secrets, that is, any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents. includes keeping trade secrets confidential and consistently using TransCanada’s trademarks solely as authorized, including not altering fonts, formats, colours or other details. You must also respect and honour the intellectual property rights of third parties. This includes complying with the terms of license agreements that TransCanada has entered into with vendors. These license agreements often prohibit the sharing of user names and passwords, as well as the copying, distributing or disclosing of the licensed information to any individuals within TransCanada that are not licensed users. TransCanada owns all inventions, discoveries and copyrighted material made or developed by TransCanada’s employees, contract workers or independent consultants in the course of and relating to their employment, contract or engagement with the Company, unless a written release is obtained or the issue is covered by contract. TransCanada’s intellectual property is an important Company asset. Since intellectual property rights can be lost if they are misused or not protected, you must take steps to protect these rights. This 33 TransCanada Code of Business Ethics

Respecting and honouring third party intellectual property rights also includes complying with copyright legislation, by not copying protected material without either a license to do so, or the permission of the owner. Finally, you must respect third party patents and trade secrets by not using improper means to obtain such information, and by not using confidential third party information for a purpose other than that for which it was provided. 34 TransCanada Code of Business Ethics

Protecting and Using TransCanada’s Assets We protect TransCanada’s assets and use them only for legitimate business purposes. You have an obligation to be a good steward of the assets that TransCanada provides to help you perform your job, including equipment, facilities, furniture, computers, telephones, supplies, tools, personal protective equipment, corporate credit cards, and other resources. This means protecting these assets from loss, theft, damage and misuse. QUESTION: I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I talk about my personal life. Is that allowed? Limited personal use of corporate assets to access social media on your own time is acceptable. However you need to keep in mind that you are using a corporate computer and accessing the internet through a TransCanada IP address. So, you must be careful to ensure that you do not post inappropriate or offensive content, nor do or say anything that could reflect poorly on TransCanada. TransCanada also has the right to monitor your personal use of its equipment and systems and you should not expect your use of TransCanada assets for these purposes to be private. TransCanada regularly monitors employee use of its equipment and systems and you may be subject to disciplinary action for any inappropriate or offensive use that comes to TransCanada’s attention as a result of such monitoring. ANSWER: You must comply with all security protocols, for example, locking your laptop, and not letting strangers into Company facilities without a TransCanada escort and/or appropriate identification. For more information see the Corporate Security Policy. Although TransCanada resources are intended to be used for business purposes, occasional limited personal use of Company resources such as telephones, photocopiers, and the internet are permitted. Such use should not be excessive. You must never use Company resources for any illegal or inappropriate purposes, such as viewing pornography, engaging in hate-based communications or other activities, downloading pirated movies or other illegal material or other inappropriate use. TransCanada reserves the right to monitor Company computer use, and employees should not assume any right of privacy with respect to either their use of, or data stored on, TransCanada’s computer systems. TransCanada regularly monitors employee use of its equipment and systems, and anything that comes to TransCanada’s attention as a result of such monitoring may be the subject of disciplinary action. For more information please see the Policy on Acceptable Use of Electronic Information Assets. 35 TransCanada Code of Business Ethics

Managing and Maintaining the Security of Information We recognize the importance of corporate records as valuable assets of the Company and we manage, protect and preserve these assets accordingly. Information assets can include everything from memos, e-mails, accounting records, invoices and contracts, to technical drawings, recordings of trade-related phone calls, records of safety or other incidents, marketing literature and other similar types of records. They can also be in any form or on any media, including, paper, cd, dvd, voice recordings or other electronic formats. All of these assets are important Company records that TransCanada may be required to produce in the event of a legal or regulatory proceeding, audit or investigation. It is important that you manage and retain these assets in accordance with all legal requirements and corporate policies. In particular, you must never destroy an information asset in the event of an actual or pending legal or regulatory proceeding. Business activities should not be conducted through any medium that cannot be produced as a record (e.g. SMS, texts etc. are to be avoided). It is also important to protect the security of TransCanada’s information assets. You must comply with all internal policies and procedures concerning information security. Please refer to the End User Computing Practice; Information Management Policy; Information Security Policy; and the Corporate Strong Password Standard for further information. 36 TransCanada Code of Business Ethics

Protecting Health and Safety, and the Environment We consider the impact of our actions on stakeholders, the environment and the communities in which we operate. We act responsibly to protect the health and safety of our workers, our neighbours and the public. We are responsible stewards of the environment. Whether you work in a field location or in an office setting, you must always ensure that you comply with all health, safety and environment-related legal requirements, as well as TransCanada’s corporate policies. This includes appropriate use of personal protective equipment, not smoking at TransCanada work sites (except in designated smoking areas), completing all health and safety-related training, complying with ergonomic practices, preventing environmental leaks and spills, and complying with all reporting obligations to governmental agencies, to name just a few requirements. All injuries and environmental damage are preventable if we apply a 24/7 approach to health, safety and environmental protection. Policies, Programs and Standards on health, safety and environment can be found here. We encourage the reporting of all Health, Safety and Environment related hazards, potential hazards, incidents and near-hits. We take every report seriously, investigate to identify facts and ensure immunity from disciplinary action for the good-faith reporting of all incidents and issues. QUESTION: I’m working on a big project and it’s very important to the Company that it be completed on-time and on-budget. I’m concerned that I might be injured if I rush my work, but I’m feeling a lot of pressure to do so. What should I do? You should never compromise your or anyone else’s safety. If someone is pressuring you to do so, you should report the issue. ANSWER: 37 TransCanada Code of Business Ethics

Being Fit for Work We do not compromise our ability to do our jobs or the safety of others through the use of illicit drugs, alcohol or medications. Given the nature of TransCanada’s business, it is essential that all workers be fit to perform their jobs. The use of illicit drugs, alcohol and medications can impair your judgment and productivity and can lead to serious accidents and health and safety concerns – not only for yourself, but also for your coworkers and the public. TransCanada prohibits the use of illicit drugs and limits the use of alcohol and medications to specific situations in which they can be used responsibly, and without risk to safety. You must ensure you understand and comply with TransCanada’s internal policies concerning the use of alcohol and drugs and ensure you are fit to perform to your job. For more information please consult the Alcohol and Drug Policies for employees and contract workers. 38 TransCanada Code of Business Ethics

Being Socially Responsible We respect human rights and we are committed to being a good neighbour and supporting and enhancing the communities in which we live and work. Some of the most important communities our business impacts are the Indigenous communities. We are committed to working with these communities, to develop positive, long term relationships based on mutual trust and respect, recognizing their diversity and the importance they place on the land, their culture and their traditional way of life. We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we live and work better places. TransCanada actively support these organizations and encourages you to also become involved. You are encouraged to volunteer and to contribute to charitable and other community-based organizations, including during work hours if approved by your leader. Charitable donations should not, however, be made to improperly influence government officials or others. Please see the section on Avoiding Bribery and Corruption for more information. TransCanada partners in supporting safe, healthy and vibrant Indigenous communities by investing in various community, cultural, educational and environmental initiatives and events. For more information, please see the Stakeholder Engagement Commitment Guiding Principle, and the Aboriginal and Native American Relations Policies. In addition to working with the Indigenous communities, we also work hard to build and maintain relationships with other landowners. We recognize the importance of farming to their communities, and actively support farming-related organizations. 39 TransCanada Code of Business Ethics

Being a Good Ambassador of TransCanada We recognize that we are ambassadors of TransCanada and conduct ourselves in a manner that is respectful and appropriate and that will not harm TransCanada’s reputation. You must keep in mind that you are a representative of TransCanada. The things you say and do should reflect the Company’s core values. You should not speak publicly on behalf of TransCanada unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media should be considered a public statement. Even on your personal time, you must not participate in any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation with TransCanada’s name or brand. For example, while you may indicate on your social media profile(s) that TransCanada is your employer, if you do so, you must ensure that you do not post inappropriate content that could reflect poorly on the Company. For more information see the Public Disclosure Policy and Corporate Communication Policy. 40 TransCanada Code of Business Ethics

Protecting Individuals’ Privacy We respect and protect the privacy rights of our employees and other stakeholders, to their personal information. TransCanada takes very seriously the fact that its employees, contract workers, independent consultants, customers, suppliers and other stakeholders have entrusted the Company with their personal information. The Company is committed to protecting that information in compliance with all legal requirements. Some examples of personal information include an individual’s name, home address, telephone number, identification numbers (such as an employee number or a social insurance/social security number), financial information and medical information. You should never collect, store, access, use or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. To the extent that you have personal information of any individual as a result of your work at TransCanada, whether the individual is an employee, a landowner, a shareholder, or a party that TransCanada does business with (to name just a few examples), you may not disclose that personal information to others, either within or outside TransCanada, without the express approval of TransCanada’s Privacy Officer or the individual’s consent. Use of personal information must be limited to the business purposes for which the information was provided. You should also protect and safeguard personal information from inappropriate access, by keeping it in a locked cabinet, or in a password protected or otherwise restricted folder, memory stick or other similar storage device, if the information is electronic. If the information is requested by anyone within or outside the Company, or if it needs to be disclosed for any legitimate reason, you should check with TransCanada’s Privacy Officer before taking any action. For more information, please see the Protection of Personal Information Policy. 41 TransCanada Code of Business Ethics

Maintaining a Harassment, Violence and Weapons-Free Workplace We treat one another with dignity and respect and are committed to maintaining a work environment that is free of harassment, violence and weapons. We treat one another with dignity and respect and are committed to maintaining a work environment that is free of harassment, violence and weapons. an inappropriate work environment. In particular, you should never take actions or make unwanted comments or gestures that relate to gender, race, national or ethnic origin, disability, religion, age, sexual orientation, marital status, family status, veteran status, National Guard or reserve unit obligations, a conviction, or any other legally protected status. Everyone deserves the opportunity to do their job in safe environment, without fear of harassment or violence (including the use of weapons). You must always be respectful to your co-workers, and be sensitive to the way in which others may react to your behaviours and comments. Always try to resolve differences in a calm and respectful manner, without resorting to insults, threats or violence. While on Company business or when on TransCanada property or premises, you must also not possess, use or transport a dangerous or potentially dangerous weapon, such as a firearm, knife, club, electronic weapon or explosive device, unless authorized by law or policy. TransCanada prohibits any behaviour that is intimidating, hostile, offensive, threatening, violent, demeaning or humiliating, or of a sexual nature, that either interferes with an individual’s work performance or creates For more information, please see the Harassment-Free Workplace Policy and the Weapons in the Workplace Policy. 42 TransCanada Code of Business Ethics

Diversity and Employment Equity/Equal Opportunity We respect and embrace our differences and are committed to principles of employment equity/equal opportunity, non-discrimination and accommodation. TransCanada believes that our differences make us stronger. The Company promotes and encourages a culture of diversity, inclusion and acceptance, prohibits any form of discrimination on legally prohibited grounds, and requires reasonable accommodation of differences. We recognize that in some cases, treating people fairly requires that you treat them equally and in other cases it requires that you accommodate their differences. If you are a leader or are otherwise responsible for employment-related decisions, you must make those decisions objectively, in compliance with all legal requirements and corporate policies, on the basis of the Company’s and the job’s requirements, and without discrimination on the basis of a prohibited ground. You also must never discount an individual due to a difference which can reasonably be accommodated. Reasonable accommodation of differences must also be provided as and when required. TransCanada requires you to be inclusive and to demonstrate respect for and acceptance of others. While acting on behalf of TransCanada, you must never discriminate against anyone on the basis of a legally prohibited ground, including gender, race, national or ethnic origin, colour, religion, age, sexual orientation, marital status, family status, veteran status, disability or conviction. Please refer to the Duty to Accommodate Policy; Employment Equity and Non-Discrimination Policy; Equal Employment Opportunity, Affirmative Action and Non-Discrimination (United States) Policy and the Harassment-Free Workplace Policy for further information. 43 TransCanada Code of Business Ethics Wendy Hanrahan Executive Vice-President, Corporate Services The different perspectives that a diverse workforce provides are invaluable. They enrich not only our work product, but also our work experience. That’s why it’s so important that we respect and embrace others’ differences.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE BE INNOVATIVE In all of our activities we find new and better ways to comply with the law and act ethically. Being innovative means: • • • We actively seek out new and better ways to do things; We have the courage to challenge the status quo; and We embrace and enable positive change.

You are encouraged to suggest or develop new procedures and methods of working that will help to ensure TransCanada’s compliance with legal and ethical requirements. Even if you don’t have a solution, you should speak up if you see something that needs to be improved. Any of the people listed here may be contacted or alternatively, you can contact the Ethics Help Line. If you are aware of someone who has improved TransCanada’s compliance or ethics related processes or activities, or who has pointed out a flaw in the way we currently do things that will allow for improvement, we want to know about it. Contact the Corporate Compliance Department. For more specific policy information on any of the topics referred to in COBE please refer to the Corporate Policies page on Infocus, or contact any member of the ethics and compliance organization or the Ethics Help Line. 45 TransCanada Code of Business Ethics

MAKING THE RIGHT CHOICES – DOING THE RIGHT THING December 2015